Exhibit 99.5  Press Release




PRESS RELEASE                       For More Information Contact:
April 24, 2000                      David M. Bradley, President
                                    North Central Bancshares, Inc.
                                    825 Central Avenue
                                    Fort Dodge, Iowa 50501
                                    515-576-7531


      NORTH CENTRAL BANCSHARES, INC. ANNOUNCES FIRST QUARTER 2000 EARNINGS
                                 (Nasdaq: FFFD)

Fort Dodge, Iowa -- North Central Bancshares, Inc. (the "Company"), the holding company for First Federal Savings Bank of Iowa (the "Bank"), announced today that the Company earned a record $0.47 diluted earnings per share for the first quarter of 2000, compared to diluted earnings per share of $0.36 for the first quarter of 1999, an increase of 30.6%. In dollars, the Company earned $1,007,000 for the first quarter of 2000, compared to $1,058,000 for the first quarter of 1999.

Total assets at March 31, 2000 were $367.7 million as compared to $367.4 million at December 31, 1999. The increase in assets resulted primarily from increases in loans, offset by a decrease in noninterest-bearing cash and securities available-for-sale. Noninterest-bearing cash decreased $6.3 million, or 73.7%, from $8.5 million at December 31, 1999 to $2.2 million at March 31, 2000. The decrease in noninterest cash was primarily due to customer focused preparations for Year 2000, which resulted in increases in cash as of December 31, 1999. Securities available-for-sale decreased $2.0 million, or 4.0%, from $49.7 million at December 31, 1999 to $47.7 million at March 31, 2000. The decrease in securities available for sale was primarily due to calls and maturities in excess of purchases. Loans increased by $7.6 million, or 2.6 %, to $294.3 million at March 31, 2000 from $286.8 million at December 31, 1999.

Deposits decreased $2.1 million, or 0.8%, to $268.9 million at March 31, 2000 from $271.0 million at December 31, 1999. Other borrowed funds increased $5.0 million, or 8.9%, to $60.7 million at March 31, 2000 from $55.7 million at December 31, 1999. The increase in other borrowings was primarily due to the funding of asset growth and stock repurchases.

Nonperforming assets were 0.30% of total assets as of March 31, 2000 compared to 0.20% of total assets as of December 31, 1999. The allowance for loan losses was $2.8 million or 0.93% of total loans at March 31, 1999, compared to $2.8 million, or 0.95%, of total loans at December 31, 1999.

                                    - MORE -
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The net interest spread for the three months ended March 31, 2000 of 2.75%
decreased from the net interest spread of 2.92% for the three months ended March 31, 1999. The net interest margin for the three months ended March 31, 2000 of 3.14% was a decrease from the net interest margin of 3.49% for the three months ended March 31, 1999. Net interest income for the three months ended March 31, 2000 was $2.744 million, compared to net interest income of $2.767 million for the corresponding period a year ago.

The Bank's provision for loan losses was $30,000 for the three months ended March 31, 2000 and 1999. The Company establishes provisions for loan losses, which are charged to operations, in order to maintain the allowance for loan losses at a level which is deemed to be appropriate based upon an assessment of prior conditions, the volume and type of loans in the Bank's portfolio, and other factors related to the collectibility of the Bank's loan portfolio.

Stockholders' equity was $35.3 million at March 31, 2000, compared to $38.1 million at December 31, 1999. Book value, or stockholders' equity, per share at March 31, 2000 was $17.16 and was $16.86 at December 31, 1999. The ratio of stockholders' equity to total assets was 9.6% at March 31, 2000, as compared to 10.4% at December 31, 1999.

Stockholders of record on March 16, 2000, received a quarterly cash dividend of $0.125 per share on April 6, 2000.

The Bank opened a newly constructed 3,000 square foot branch office on June 1, 1999 in Perry, Iowa in Dallas County. Also on October 1, 1999, the Bank began construction on a new 8,000 square foot branch office in Ames, Iowa. When completed during the Summer of 2000, the Bank's current Ames branch office will relocate to this new site.

The Company announced on March 31, 2000 a stock repurchase program that will commence on April 27, 2000. The program authorizes the Company to repurchase up to 5.0% or 102,862 shares of its 2,057,242 outstanding shares of common stock during the next twelve months. The repurchase will be made from time to time , in open market transactions, at the discretion of management.

North Central Bancshares, Inc. serves north central and southeastern Iowa at 8 full service locations in Fort Dodge, Nevada, Ames, Perry, Burlington and Mount Pleasant, Iowa through its wholly-owned subsidiary, First Federal Savings Bank of Iowa, headquartered in Fort Dodge, Iowa. The Bank's deposits are insured by the Federal Deposit Insurance Corporation. The Company's stock is traded on The Nasdaq National Market under the symbol "FFFD".

For more information contact: David M. Bradley, President, 515-576-7531
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FINANCIAL HIGHLIGHTS OF NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Financial Condition

(Dollars in Thousands, except per share and share data)    March 31, 2000   December 31, 1999
                                                           ---------------  ------------------
Assets
 Cash and cash equivalents                                     $    6,983          $   12,669
 Securities available for sale                                     47,720              49,693
 Loans (net of allowance of loan loss of $2.8
   million and $2.8 million, respectively)                        294,320             286,838
 Goodwill                                                           5,797               5,915
 Other assets                                                      12,924              12,318
                                                               ----------          ----------

   Total Assets                                                $  367,744          $  367,433
                                                               ==========          ==========
Liabilities
 Deposits                                                      $  268,917          $  271,031
 Other borrowed funds                                              60,686              55,715
 Other liabilities                                                  2,829               2,560
                                                               ----------          ----------
   Total Liabilities                                              332,432             329,306

Stockholders' Equity                                               35,312              38,127
                                                               ----------          ----------

 Total Liabilities and Stockholders' Equity                    $  367,744          $  367,433
                                                               ==========          ==========

Stockholders' equity to total assets                                 9.60%              10.32%
                                                               ==========          ==========

Book value per share                                           $    17.16          $    16.86
                                                               ==========          ==========

Total shares outstanding                                        2,057,242           2,261,742
                                                               ==========          ==========

Condensed Consolidated Statements of Income

(Dollars in Thousands, except per share data)

                                                         For the Three Months
                                                            Ended March 31,
                                                          2000           1999
                                                         ------         ------
Interest income                                          $6,530         $5,967
Interest expense                                          3,786          3,200
                                                         ------         ------
 Net interest income                                      2,744          2,767
Provision for loan loss                                      30             30
                                                         ------         ------
 Net interest income after provision for loan loss        2,714          2,737
Noninterest income                                          955            920
Noninterest expense                                       2,112          2,054
                                                         ------         ------
 Income before income taxes                               1,557          1,603
Income taxes                                                550            545
                                                         ------         ------
 Net income                                              $1,007         $1,058
                                                         ======         ======

Basic earnings per share                                 $ 0.48         $ 0.37
                                                         ======         ======
Diluted earnings per share                               $ 0.47         $ 0.36
                                                         ======         ======

Selected Financial Ratios

                                                          For the Three Months
                                                             Ended March 31,
                                                           2000           1999
                                                          -----          -----
Performance ratios: Actual
 Net interest spread                                       2.75%          2.92%
 Net interest margin                                       3.14%          3.49%
 Return on average assets                                  1.10%          1.27%
 Return on average equity                                 10.94%          8.71%
 Efficiency ratio (noninterest expense divided by
  the sum of net interest income before provision
  for loan losses plus noninterest income)                57.11%         55.71%